Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the fourth quarter and fiscal year ended December 31, 2012

Net profit in the fourth quarter of 2012

RISHON LEZION, Israel, April 03, 2013 (GLOBE NEWSWIRE) - B.O.S Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2012.

Highlights for the fourth quarter of year 2012:

•
Revenues of $6.2 million, as compared to revenues of $7.7 million in the fourth quarter of 2011. However, revenues increased by 15% on a quarter to quarter basis over the $5.4 million in revenues that we generated in the third quarter of 2012.

•
Operating profit of $63,000, which represents the third consecutive quarter in 2012 in which we have generated an operating profit, as compared to operating loss of $1 million in the fourth quarter of 2011.

•	Net profit, after six consecutive quarters with net loss, of $37,000 as compared to net loss of $2.1 million in the fourth quarter of 2011.
•	Net profit on NON GAAP basis of $347,000 as compared to net loss of $156,000 in the fourth quarter of 2011
•	EBITDA of $193,000 as compared to negative EBITDA of $300,000 in the fourth quarter of 2011.

Highlights for year 2012:

•	Operating profit of $192,000 as compared to $1 million operating loss in 2011.
•	Net loss reduced to $549,000 from $3,214,000 in year 2011.
•	Net profit on NON GAAP basis of $287,000 as compared to net loss of $176,000 in 2011
•	EBITDA of $665,000 as compared to $407,000 in 2011.

Yuval Viner, BOS CEO, stated: "We are very pleased with the fourth quarter and 2012 results that reflect continuing improvement in the Company's performance. We anticipate that we will end 2013 with a net profit on a non-GAAP basis."

Eyal Cohen, BOS CFO, added: "In light of the improvement in the financial results, we were also able to reduce our loans by $1.7 million during 2012 and we expect a further reduction in the loans by at least $0.5 million during 2013."

Conference Call

BOS will host a conference call on Thursday, April 4th, 2013 at 10:00 a.m. ET 5:00 p.m. Israel time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing to + 972-3-9180644 approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a replay of the call will be available the next day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2012	2011	2012	2011
	(Audited)		(Unaudited)

Revenues	$24,503	$33,434	$6,154	$7,698
Cost of revenues	19,050	26,481	4,751	6,199
Inventory write offs	385	443	144	310
Gross profit	5,068	6,510	1,259	1,189

Operating costs and expenses:
Research and development, net	125	403	11	68
Sales and marketing	3,058	4,273	708	1,018
General and administrative	1,693	2,252	477	605
Impairment of other intangible assets	-	555	-	555
Total operating costs and expenses	4,876	7,483	1,196	2,246

Operating profit (loss)	192	(973)	63	(1,057)
Financial expenses, net	(781)	(2,241)	(182)	(1,231)
Other expenses, net	(147)	(172)	(68)	-
Income (loss) before taxes on income	(736)	(3,386)	(187)	(2,288)
Tax benefit	187	172	224	187
Net profit (loss)	$(549)	$(3,214)	$37	$(2,101)

Basic and diluted net profit (loss) per share	$(0.49)	$(4.56)	$0.03	$(2.84)

Weighted average number of shares used in computing basic net earnings per share	1,117,876	704,513	1,118,075	742,195
Weighted average number of shares used in computing diluted net earnings per share	1,117,876	704,513	1,118,075	742,195

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	December 31, 2012	December 31, 2011
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$354	$411
Trade receivables	8,007	8,507
Other accounts receivable and prepaid expenses	616	744
Inventories	3,160	4,020

Total current assets	12,137	13,682

LONG-TERM ASSETS:
Severance pay fund	21	41
Bank deposits	438	427
Investment in other companies	-	68
Other assets	11	23

Total long-term assets	470	559

PROPERTY, PLANT AND EQUIPMENT, NET	963	1,166

OTHER INTANGIBLE ASSETS, NET	357	540

GOODWILL	4,122	4,122

	$18,049	$20,069

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2012	December 31, 2011
	(Audited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,383	$7,496
Trade payables	4,915	4,165
Employees and payroll accruals	408	553
Deferred revenues	467	550
Current maturities of liability to Dimex Systems	136	300
Accrued expenses and other liabilities	567	967

Total current liabilities	12,876	14,031

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,188	1,530
Accrued severance pay	119	163
Liability to Dimex Systems, net of current maturities	710	747

Total long-term liabilities	2,017	2,440

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,374	23,065
Additional paid-in capital	50,891	51,093
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(70,866)	(70,317)

Total shareholders' equity	3,156	3,598

Total liabilities and shareholders' equity	$18,049	$20,069

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,	Year ended December 31,
	2012	2011
	(Audited)

Net Cash provided by (used in) operating activities	1,709	(365)

Net cash used in investing activities	(311)	(1,040)

Net cash used in (provided by) financing activities	(1,455)	1,113

Decrease in cash and cash equivalents	(57)	(292)

Cash and equivalents at the beginning of the period	411	703

Cash and cash equivalents at the end of the period	$354	$411

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,154	$-		$6,154	$7,698
Gross profit	1,259	144	a	1,403	1,499

Operating costs and expenses:
Research and development, net	11	-		11	68
Sales and marketing	708	(46	) b	662	925
General and administrative	477	(53	) c	424	569
Total operating costs and expenses	1,196	(99)		1,097	1,562

Operating profit (loss)	63	243		306	(63)
Financial expenses, net	(183)	-		(183)	(280)
Other expenses, net	(67)	67	d	-	-
Income (loss) before taxes on income	(187)	310		123	(343)
Tax benefit	224	-		224	187
Net income (loss)	$37	$310		$347	$(156)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d– Impairment in related with investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,
	2012				2011
	GAAP (as reported)	Adjustments		Non- GAAP	Non-GAAP

Revenues	$24,503	-		$24,503	$33,434
Gross profit	5,068	385	a	5,453	6,953

Operating costs and expenses:
Research and development, net	125	-		125	403
Sales and marketing	3,058	(183	) b	2,875	3,897
General and administrative	1,693	(100	) c	1,593	2,083
Impairment of other intangible assets	-			-	-
Total operating costs and expenses	4,876	(283)		4,593	6,383

Operating profit (loss)	192	668		860	570
Financial expenses, net	(781)	(21	)d	(760)	(934)
Other expenses, net	(147)	80 67	e f	-	16
Income (loss) before taxes on income	(736)	836		100	(348)
Tax benefit	187	-		187	172
Net income (loss)	$(549)	$836		$287	$(176)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d- Depreciation of prepaid expenses and value of warrants attached to Convertible note.
e –Property write off.
f - Impairment in related with investment in Companies.

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2012	2011	2012	2011
	(Audited)		(Unaudited)

Operating Profit (loss)	$192	$(973)	$63	$(1,057)
Add:
Amortization of intangible assets	183	376	46	93
Stock based compensation	107	169	60	36
Depreciation	183	280	24	73
Impairment of intangible assets	-	555	-	555
EBITDA	$665	$407	$193	$(300)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2012				Three months ended December 31, 2012

Revenues	$8,894	$15,915	$(306)	$24,503	$2,343	$3,899	$(88)	$6,154

Cost of Revenues	$6,313	$13,043	$(306)	$19,050	$1,679	$3,160	$(88)	$4,751

Inventory write offs	$223	$162	$-	$385	$97	$47	$-	$144

Gross profit	$2,358	$2,710	$-	$5,068	$567	$692	$-	$1,259

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2011				Three months ended December 31, 2011

Revenues	$13,128	$21,332	$(1,026)	$33,434	$3,261	$4,869	$(432)	$7,698

Cost of Revenues	$9,802	$17,705	$(1,026)	$26,481	$2,358	$4,273	$(432)	$6,199

Inventory write offs	$221	$222	$-	$443	$129	$181	$-	$310

Gross profit	$3,105	$3,405	$-	$6,510	$774	$415	$-	$1,189